40-APP
File No. ______

      UNITED STATES OF AMERICA

      BEFORE THE

      U.S. SECURITIES AND EXCHANGE COMMISSION



Application for an Order under Section 6(c) of the Investment Company Act of 1940 for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act




      In the Matter of
      EMPIRICAL FINANCE, LLC dba EMPIRITRAGE, LLC
      EMPIRITRAGE ETF TRUST


      Please send all communications to:

      [TBD]


      As filed with the Securities and Exchange Commission on June [ ], 2013




TABLE OF CONTENTS
      I.	Actively-Managed Exchange Traded Funds.	9
      A.	Applicants and Other Entities.	9
      1.	The Trust.	9
      2.	Adviser.	9
      3.	Distributor.	10
      B.	The Funds and their Investment Objectives.	10
      1.	Initial Fund and its Investment Objective.	10
      2.	Funds and their Investment Objectives.	10
      3.	Benefits of Funds to Investors.	11
      4.	Benefits of Section 12(d) Relief.	12
      C.	Capital Structure and Voting Rights; Book Entry.	12
      D.	Exchange Listing.	13
      E.	Purchases and Redemptions of Shares and Creation
Units.	14
      1.	Placement of Orders to Purchase Creation Units.	15
      a.	General.	15
      b.	NSCC Process, DTC Process and Process for the Funds.
	17
      c.	Transaction Fees	19
      d.	Timing and Transmission of Purchase Orders.	20
      2.	Payment for Creation Units.	21
      a.	General.	21
      b.	Global Funds.	24
      3.	Rejection of Creation Unit Purchase Orders.	24
      4.	Redemption.	25
      5.	Pricing of Shares.	27
      F.	Dividends, Distributions and Taxes.	28
      G.	Shareholder Transaction and Operational Fees and
Expenses.	28
      H.	Dividend Reinvestment Service.	29
      I.	Availability of Information.	29
      J.	Sales and Marketing Materials; Prospectus Disclosure.
	31
      K.	Third Party Broker Dealer Issues.	31
      II.	Funds of Actively-Managed Exchange-Traded Funds.
	32
      A.	The Investing Funds.	32
      B.	Proposed Transactions.	32
      C.	Fees and Expenses.	33
      D.	Conditions and Disclosure Relating to Section 12(d)(1)
Relief.	33
      III.	Request for Exemptive Relief and Legal Analysis.
	33
      A.	Sections 2(a)(32) and 5(a)(1) of the 1940 Act.	34
      B.	Section 22(d) of the 1940 Act and Rule 22c-1 Under the
1940 Act.	35
      C.	Section 22(e) of the 1940 Act.	37
      D.	Sections 17(a)(1) and 17(a)(2).	41
      E.	Section 12(d)(1) of the 1940 Act.	45
      F.	Sections 17(a), 17(b) and 6(c).	51
      G.	Discussion of Precedent.	54
      IV.	Conditions.
	55
      A.	Actively-Managed Exchange-Traded Fund Relief.	55
      B.	Section 12(d)(1) Relief.	56
      V.	Procedural Matters.	60



UNITED STATES SECURITIES AND EXCHANGE COMMISSION
      Washington, D.C. 20549



      In the Matter of:






      Application for an Order under
Section 6(c) of the
      Empirical Finance,
LLC
      dba  Empiritrage,
LLC


      Investment Company Act of 1940
(the ?1940
      Empiritrage ETF
Trust


      Act?) for an exemption from
Sections 2(a)(32),



      5(a)(1), 22(d) and 22(e) of the
1940 Act and Rule



      22c-1 under the 1940 Act and
under Sections 6(c)
       File No. ________


      and 17(b) of the 1940 Act for an
exemption from



      Sections 17(a)(1) and 17(a)(2)
of the 1940 Act and



      under Section 12(d)(1)(J)
granting an exemption



      from Sections 12(d)(1)(A) and
12(d)(1)(B) of the



      1940 Act
SUMMARY OF APPLICATION
      In this application (?Application?), Empirical Finance,
LLC, doing business as Empiritrage, LLC (?Empiritrage?), and Empiritrage ETF Trust (the ?Trust? and, collectively with Empiritrage, ?Applicants?) request an order under Section 6(c)
of the 1940 Act, for an exemption from Sections 2(a)(32),
5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940
Act, and under Section 12(d)(1)(J) of the 1940 Act for an
exemption from Sections 12(d)(1)(A) and (B) of the 1940 Act.
      Applicants are seeking an order for an exemption from Sections 2(a)(32), 5(a)(1), 17(a), 22(d) and 22(e) of the 1940
Act and Rule 22c-l under the 1940 Act to permit the Trust to create and operate an actively-managed investment series of the Trust (the ?Initial Fund?) that offers exchange-traded shares (?Shares?).
      As an initial matter, it is important to note that the U.S. Securities and Exchange Commission (?Commission? or ?SEC?) has issued orders on exemptive applications that involve actively-managed ETFs seeking relief substantially identical to the relief that Applicants are requesting.
      Applicants request that the order requested herein apply to any future series of the Trust or of other open-end management companies that may utilize active management investment strategies (?Future Funds?). Any Future Fund will (a) be advised by Empiritrage or an entity controlling, controlled by, or under common control with Empiritrage (each, an ?Adviser?), and
(b) comply with the terms and conditions of the Application. The Initial Fund and Future Funds together are the ?Funds?. Each
Fund will operate as an exchange-traded fund (?ETF?).
      Shares of each Fund will be purchased from the Trust only
in large aggregations of a specified number referred to as ?Creation Units.? Creation Units will be separable upon issue into individual Shares, which will be listed and traded at negotiated prices on a national securities exchange as defined in Section 2(a)(26) of the 1940 Act (the ?Stock Exchange?). The Shares themselves will not be redeemable to the Trust unless combined into a Creation Unit.
      Applicants are also requesting that the order permit
certain investment companies registered under the 1940 Act to acquire Shares beyond the limitations in Section 12(d)(1)(A) and permit the Funds, and any principal underwriter for the Funds, and any broker or dealer registered under the Securities
Exchange Act of 1934 (the ?Exchange Act? and such persons registered under the Exchange Act, ?Brokers?), to sell Shares beyond the limitations in Section 12(d)(1)(B). Applicants request that any exemption under Section 12(d)(1)(J) from
Sections 12(d)(1)(A) and (B) apply to: (1) any Fund that is currently or subsequently part of the same ?group of investment companies? as the Initial Fund within the meaning of Section 12(d)(1)(G)(ii) of the 1940 Act as well as any principal underwriter for the Fund and any Brokers selling Shares of a
Fund to an Investing Fund, as defined below; and (2) each management investment company or unit investment trust registered under the 1940 Act that is not part of the same
?group of investment companies? as the Funds, and that enters into a FOF Participation Agreement (as defined herein) with a
Fund (such management investment companies are referred to
herein as ?Investing Management Companies,? such unit investment trusts are referred to herein as ?Investing Trusts,? and
Investing Management Companies and Investing Trusts together are referred to herein as ?Investing Funds?). Investing Funds do not include the Funds. This relief would permit the Investing Funds to acquire Shares of the Funds beyond the limitations set forth in Section 12(d)(1)(A), and the Funds, their principal
underwriters and any Brokers to sell Shares of the Funds to Investing Funds beyond the limitations set forth in
Section 12(d)(1)(B).
       The Future Funds might include one or more ETFs which
invest in other open-end and/or closed-end investment companies and/or ETFs (?FOF ETF?). For purposes of complying with
Section 12(d) of the 1940 Act, an FOF ETF will either comply with one of the relevant statutory exemptions, for example, Sections 12(d)(1)(F) or 12(d)(1)(G), alone or in conjunction with Rules 12d1-1, 12d1-2 or 12d1-3. In addition, an FOF ETF may invest in certain other ETFs in different groups of investment companies pursuant to exemptive relief that those ETFs have obtained relief from Section 12(d)(1).
      All entities that currently intend to rely on the order are named as Applicants. Any entity that relies on the order in the future will comply with the terms and conditions of the Application. An Investing Fund may rely on the order only to invest in Funds and not in any other registered investment company. In connection with the Section 12(d) relief sought, Applicants are further requesting relief under Sections 6(c) and 17(b) from Sections 17(a)(1) and (2) to permit a Fund to sell its Shares to and redeem its Shares from, and engage in the in-kind transactions that would accompany such sales and redemptions with, certain Investing Funds of which the Funds are affiliated persons or affiliated persons of affiliated persons.
      No form having been specifically prescribed for this Application, the Applicants proceed under Rule 0-2 of the
General Rules and Regulations of the Commission.
I.	Actively-Managed Exchange Traded Funds.
A.	Applicants and Other Entities.
                  1.	The Trust.
      The Trust is a statutory trust organized under the laws of the State of Delaware on [TBD], 2013, and will be registered with the Commission as an open-end management investment
company. The Trust will be overseen by a board of trustees (the ?Board?) which will maintain the composition requirements of
Section 10 of the 1940 Act . Each Fund will adopt fundamental policies consistent with the 1940 Act and be classified as ?diversified? or ?non-diversified? under the 1940 Act. Each Fund intends to maintain the required level of diversification, and otherwise conduct its operations, so as to meet the regulated investment company (?RIC?) diversification requirements of the Internal Revenue Code of 1986, as amended (the ?Code?).
                  2.	Adviser.
      Empiritrage will be the investment advisor to the Initial Fund. Empiritrage is a Pennsylvania corporation, with its principal office in Broomall, PA. Each Adviser is or will be registered as an ?investment adviser? under Section 203 of the Investment Advisers Act of 1940 (the ?Advisers Act?), and
subject to the oversight and authority of the Board, will
develop the overall investment program for each Fund. The
Adviser will arrange and oversee the provision of necessary services for each Fund (including custodial, transfer agency and administration services) and furnish office facilities, equipment, services and executive and administrative personnel necessary for managing the investment program of the Fund. The Adviser may enter into sub-advisory agreements with investment advisers to act as sub-advisers with respect to the Funds (each a ?Subadviser?). Any Subadviser will be registered under the
Advisers Act.
                  3.	Distributor.
      A registered broker-dealer under the Exchange Act, which
may be an affiliate of the Adviser, will act as the distributor and principal underwriter of the Funds (?Distributor?). The Distributor will distribute Shares on an agency basis. (See
Section I.D. below for additional discussion of the
Distributor?s role and duties.)  The Distributor will comply with the terms and conditions of this Application.  The
Distributor named herein will serve as the initial distributor of Shares, and Applicants request that the order requested
herein apply to any future Distributor of Shares.
      No Distributor, Adviser, Subadviser, Trust, or Fund is, or will be, affiliated with any Stock Exchange.
B.	The Funds and their Investment Objectives.
                  1.	Initial Fund and its Investment Objective.
       The Initial Fund is expected to be called the Empiritrage Quantitative Value ETF. The investment philosophy of the Initial Fund will be to seek to grow capital by investing in domestic equity securities that the Adviser believes to be undervalued.
The Fund will utilize a proprietary quantitative approach to actively manage the Fund?s portfolio and to identify securities appropriate for the Fund?s portfolio. The quantitative approach, which is entirely based on an algorithm, seeks to identify characteristics of securities that, over time, result in superior investment returns. Short sales will not be used by the
Fund.
                  2.	Funds and their Investment Objectives.
      In addition to the instruments described above, each Fund reserves the right to invest in other instruments, all in accordance with its investment objective and the requirements of the 1940 Act and rules thereunder. Each Fund will consist of a portfolio of equity securities traded in the U.S. markets (?Portfolio Instruments?). Funds may also invest in Depositary Receipts. Depositary Receipts are typically issued by a financial institution (a ?depositary?) and evidence ownership in a security or pool of securities that have been deposited with the depositary.  A Fund will not invest in any Depositary
Receipts that the Adviser deems to be illiquid or for which
pricing information is not readily available. Neither the
Initial Fund nor any Future Fund relying on the order requested by this Application will invest in options contracts, futures contracts or swap agreements; however, Applicants reserve the right to seek relief in the future to permit such investments.
In addition, to the extent required by then-current SEC
positions regarding open-end companies, and as necessary for the arbitrage process, each Fund?s Portfolio Instruments will be liquid. Each Fund?s investment objective is not considered to be fundamental and can be changed without a vote of its
shareholders.
                  3.	Benefits of Funds to Investors.
      Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units. One is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of Shares on the Stock Exchange versus the cost of depositing a Creation Deposit and creating a Creation Unit to be broken down into individual Shares. As described below,
Applicants believe that arbitrageurs will purchase or redeem Creation Units in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market. Applicants expect that arbitrage opportunities created by the ability to continually purchase or redeem Creation Units at their net asset value per individual Share (?NAV?) should ensure that the Shares will not trade at a material discount or premium in relation to their NAV. Applicants also expect that the Stock Exchange specialists (the ?Specialists?) or market makers (?Market
Makers?), acting in their unique role to provide a fair and
orderly secondary market for Shares, also may purchase Creation Units for use in their own market making activities.
      Applicants expect that secondary market purchasers of
Shares will include both institutional and retail investors. As in the case of other active ETFs, the Shares of the Funds can be bought or sold like stocks any time throughout each trading day at market prices that are normally close to NAV; may be
relatively tax-efficient investment vehicles to the extent that certain Funds can minimize capital gains by eliminating from the portfolio low cost basis securities through the in-kind redemption process; and publish the composition of their
portfolios every day, giving them largely transparent investment portfolios.
                  4.	Benefits of Section 12(d) Relief.
      If Section 12(d)(1) relief is granted, the Funds will offer the Investing Funds the benefits noted above. For example, the Initial Fund will offer a simple and efficient way to gain exposure to a basket of actively managed equity securities.
C.	Capital Structure and Voting Rights; Book Entry.
      Shareholders of a Fund will have one vote per Share with respect to matters regarding the Trust or the respective Fund for which a shareholder vote is required consistent with the requirements of the 1940 Act, the rules promulgated thereunder and state laws applicable to Delaware statutory trusts.
      Shares will be registered in book-entry form only and the Funds will not issue Share certificates. The Depository Trust Company, a limited purpose trust company organized under the laws of the State of New York (?DTC?), or its nominee, will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of
DTC or DTC participants (?DTC Participants?). Shareholders will exercise their rights in such securities indirectly through the
DTC and DTC Participants. The references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the DTC and DTC Participants, except as otherwise specified. No shareholder shall have the right to receive a certificate representing Shares. Delivery of all notices, statements, shareholder reports and other communications will be at the Funds? expense through the customary practices and facilities of the DTC and DTC
Participants.
D.	Exchange Listing.
      Shares will be listed on the Stock Exchange and traded in
the secondary market in the same manner as other equity
securities and ETFs. Except as permitted by the relief requested from Section 17(a), no promoter, principal underwriter (e.g., Distributor) or affiliated person of the Fund or any affiliated person of such person will be an Authorized Participant, as defined below, or make a market in Shares  Neither the Adviser nor the Distributor nor any affiliated person of the Adviser, its promoter or principal underwriter will maintain a secondary market in Shares. One or more Specialists or Market Makers will be assigned to the Shares. As long as the Funds operate in reliance on the requested order, the Shares will be listed on the Stock Exchange.
E.	Purchases and Redemptions of Shares and Creation
Units.
      The Trust will offer, issue and sell Shares of each Fund to investors only in Creation Units through the Distributor on a continuous basis at the NAV per Share next determined after an order in proper form is received. The NAV of each Fund is expected to be determined as of 4:00 p.m. ET on each ?Business Day?, which is defined to include any day that the Trust is open for business as required by Section 22(e) of the 1940 Act. The Trust will sell and redeem Creation Units of each Fund only on a Business Day. Applicants anticipate that a Creation Unit will consist of at least [TBD] Shares and the price of a Fund Share will range from [TBD] to [TBD], in which case the price of one Creation Unit will be at least [TBD].
      The price of Shares trading on the Stock Exchange will be based on a current bid-offer market. No secondary sales will be made to Brokers at a concession by the Distributor or by a Fund. Purchases and sales of Shares on the Stock Exchange, which will not involve a Fund, will be subject to customary brokerage commissions and charges.
                  1.	Placement of Orders to Purchase Creation
Units.
a.	General.
      In order to keep costs at a low level and permit each Fund to be as fully invested as possible, Shares of the Initial Fund and certain Future Funds will generally be purchased in Creation Units in exchange for the in-kind deposit, by the purchaser, of specified instruments (?Deposit Instruments?) and will generally be redeemed in kind by means of an in-kind tender of specified instruments (?Redemption Instruments?), in each case accompanied by a deposit (or refund) of a specified cash amount (?Cash Amount?). The Cash Amount is a cash payment designed to ensure that the net asset value of a Creation Deposit is identical to the net asset value of the Creation Unit it is used to
purchase.   The in-kind approach would minimize the need to
liquidate Portfolio Instruments to meet redemptions of Creation Units and could permit each Fund to better achieve its investment objective.  However, in some circumstances it may not be practicable or convenient to operate on an in-kind basis exclusively. In addition, over time, the Trust may conclude that operating on an exclusively in-kind basis for one or more Funds may present operational problems for such Funds. Therefore, in order to preserve maximum efficiency and flexibility, the Trust reserves the right to sell and redeem Creation Units entirely for cash (?All-Cash Payments?).
      In addition, the Trust may permit, in its discretion, with respect to one or more Funds, under certain circumstances, an in-kind purchaser or redeemer to substitute cash in lieu of depositing or receiving some or all of the requisite Deposit or Redemption Instruments. Substitution might be permitted, for example, in circumstances where one or more Deposit Instruments may not be available in the quantity needed to make a Creation Deposit (defined below), may not be eligible for transfer through either the NSCC Process or DTC Process (each defined below), may not be eligible for trading by an Authorized Participant (defined below) or the investor on whose behalf the Authorized Participant is acting. In the case of Funds holding non-U.S. investments (?Global Funds?), one or more Deposit Instruments may not be eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances. Brokerage commissions incurred by a Fund to acquire any Deposit Instruments not part of a Creation Deposit are expected to be immaterial, and in any event the
Adviser may adjust the relevant Transaction Fee (defined below)
to ensure that the Fund collects the extra expense from the
purchaser.
      All orders to purchase Creation Units must be placed with
the Distributor by or through an ?Authorized Participant,? which is either: (1) a ?participating party,? i.e., a Broker or other participant, in the Continuous Net Settlement (?CNS?) System of
the National Securities Clearing Corporation (?NSCC?), a
clearing agency registered with the Commission and affiliated with DTC, or (2) a DTC Participant, which in any case has
executed a participant agreement with the Distributor and the transfer agent with respect to the creation and redemption of Creation Units (?Participant Agreement?). An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant.
b.	NSCC Process, DTC Process and Process for the
Funds.
      Purchase orders for creations and redemptions of each
Fund?s Creation Units will be processed either through an
enhanced clearing process or through a manual clearing process as described immediately below. Settlement and clearing of
foreign securities presently cannot be made using either the
NSCC or DTC clearing processes (the ?NSCC Process? and ?DTC Process?, respectively). This is true for current ETFs which hold foreign securities (see international iShares and the international Vanguard ETFs, for example).
      For Global Funds, once a purchase order has been placed
with the Distributor, the Distributor will inform the Adviser and the Fund?s custodian (the ?Custodian?). The Custodian will then inform the appropriate subcustodians. The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the beneficial owner, the relevant All-Cash Payment (or the relevant Deposit Instruments or the cash value of all or a part of such instruments, in the case of a permitted ?cash in lieu? amount), with any appropriate adjustments as determined by the Fund. All-Cash Payments and Deposit
Instruments must be delivered to the accounts maintained at the Custodian or applicable subcustodians. If applicable, the subcustodians will confirm to the Custodian that the required cash or instruments have been delivered, and the Custodian will notify the Adviser and Distributor that the required cash or instruments have been delivered. The Distributor will then furnish the purchaser with a confirmation and the Fund?s
prospectus (?Prospectus?).
      The Shares will clear and settle in the same manner as the shares of other ETFs and Deposit Instruments will settle in the same manner as other relevant instruments. Equity securities will be processed either through an enhanced clearing process or through a manual clearing process. The enhanced clearing process is available only to those DTC Participants that also are participants in the CNS System of the NSCC. The NSCC/CNS system has been enhanced specifically to effect purchases and
redemptions of domestic ETF securities. This enhanced clearing process simplifies the process of transferring a basket of securities between two parties by treating all of the securities that comprise the basket as a single unit. By contrast, the manual clearing process (i.e., the DTC Process), which is
available to all DTC participants, involves a manual line-by-
line movement of each securities position. Because the DTC
Process involves the movement of hundreds of securities individually, while the NSCC Process can act on instructions regarding the movement of one unitary basket which automatically processes the movement of hundreds of securities, DTC typically will charge a Fund more than NSCC to manually settle a purchase or redemption of Creation Units.
      The Shares will typically settle through the DTC. The Custodian will monitor the movement of the underlying Deposit Instruments or cash and will instruct the movement of Shares only upon validation that such instruments have settled
correctly. The settlement of Shares will be aligned with the settlement of the underlying Deposit Instruments or cash and will generally occur on a settlement cycle of T+3 Business Days or shorter.  Applicants do not believe the issuance and
settlement of Creation Units in the manner described above will have any material impact on the arbitrage efficiency or the secondary market trading of Shares.
      Each Fund may recoup the settlement costs charged by NSCC
and DTC by imposing a transaction fee on investors purchasing or redeeming Creation Units (?Transaction Fee?). For this reason, investors purchasing or redeeming through the DTC process may pay a higher Transaction Fee than will investors doing so
through the NSCC Process.
c.	Transaction Fees
      The Transaction Fee will be borne only by purchasers and redeemers of Creation Units and will be limited to amounts that have been determined appropriate by the Adviser to defray the transaction expenses that will be incurred by a Fund when an investor purchases or redeems Creation Units. The purpose of the Transaction Fee is to protect the existing shareholders of the Funds from the dilutive costs associated with the purchase and redemption of Creation Units.  Transaction Fees will differ for each Fund, depending on the transaction expenses related to each Fund?s Portfolio Instruments. Variations in the Transaction Fee may be made from time to time.
d.	Timing and Transmission of Purchase Orders.
      All orders to purchase Creation Units, whether through the NSCC Process or the DTC Process, must be received by the Distributor no later than the NAV calculation time (?NAV Calculation Time?), generally 4:00 p.m. ET on the date the order is placed (the ?Transmittal Date?) in order for the purchaser to receive the NAV determined on the Transmittal Date.
      The Distributor will transmit all purchase orders to the relevant Fund. The Fund and/or the Distributor may reject any order that is not in proper form. After a Fund has accepted a purchase order and received delivery of the All-Cash Payment or Deposit Instruments and any accompanying cash payment, NSCC or
DTC, as the case may be, will instruct the Fund to initiate ?delivery? of the appropriate number of Shares to the book-entry account specified by the purchaser. The Distributor will furnish a Prospectus and a confirmation to those placing purchase
orders.
      A Creation Unit of a Fund will not be issued until the transfer of the All-Cash Payment or the transfer of good title to the Trust of the Deposit Instruments and the payment of any cash portion of the purchase price have been completed. Notwithstanding the foregoing, to the extent contemplated by a Participant Agreement, Creation Units will be issued to an Authorized Participant notwithstanding the fact that the corresponding Deposit Instruments and cash payment have not been received in part or in whole, in reliance on the undertaking of such Authorized Participant to deliver the missing Deposit Instruments or cash payment as soon as possible, which undertaking shall be secured by such Authorized Participant?s delivery and maintenance of collateral. The Participant
Agreement will permit the Fund to buy the missing Deposit Instruments at any time and will subject the Authorized
Participant to liability for any shortfall between the cost to the Fund of purchasing such securities and the value of the collateral. The Participant Agreement may contain further detail relating to such collateral procedures.
                  2.	Payment for Creation Units.
a.	General.
      Persons purchasing Creation Units from the Funds must make an All-Cash Payment or an in-kind deposit of Deposit Instruments together with a Cash Amount, plus the applicable Transaction
Fee. With respect to All-Cash Payments, and the Cash Amount for an in-kind transaction, the purchaser will make a cash payment by 12:00 p.m. ET on the Business Day following the date on which the request was accepted by the Distributor (T+1). In-kind deposits must be received by 12:00 p.m. ET on the third Business Day following the date on which the request was accepted by the Distributor (T+3). The Deposit Instruments and the Cash Amount collectively are referred to as the ?Creation Deposit.?
      The Adviser will disclose on its website and make available through NSCC or the Distributor on each Business Day, prior to the opening of trading on the Stock Exchange (expected to be
9:30 a.m. ET), the estimated All-Cash Payment for each Fund  or a list of the required Deposit Instruments to be included in the Creation Deposit for each Fund, as applicable. That Creation Deposit will apply to all purchases of Creation Units until a new Creation Deposit composition is announced. The Adviser also will make available on a daily basis information about the previous day?s Cash Amount as well as the estimated Cash Amount for the current day. The Adviser will make this information available through NSCC or the Distributor along with the information about the Deposit Instruments. Applicants expect the same information to be provided prior to the opening of
trading on any Stock Exchange that is the primary listing
exchange for Shares.
      Applicants reserve the right to permit a purchasing
investor to substitute cash-in-lieu of any prescribed Deposit Instrument. Substitution might be permitted, for example, because one or more Deposit Instruments: (1) may be unavailable, or may not be available in the quantity needed to make a
Creation Deposit; (2) may not be eligible for transfer through the NSCC Process; or (3) may not be eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting. Brokerage commissions incurred by a Fund to acquire any Deposit Instrument not part of the Creation Deposit are expected to be immaterial, and in any event, the Adviser may adjust the relevant Transaction Fee to ensure that the Fund collects the extra expense from the purchaser.
      Applicants do not believe that All-Cash Payments will materially affect arbitrage efficiency. This is because
Applicants believe it makes little difference to an arbitrageur whether Creation Units are purchased in exchange for a basket of securities and/or other instruments or cash. The important function of the arbitrageur is to bid the share price of any
Fund up or down until it converges with the NAV. Applicants note that this can occur regardless of whether the arbitrageur is allowed to create in cash or with a Creation Deposit. In either case, the arbitrageur can effectively hedge a position in a Fund in a variety of ways, including the use of market-on-close contracts to buy or sell the underlying Portfolio Instruments and/or financial instruments.
b.	Global Funds.
       An in-kind purchase of a Creation Unit of a Global Fund
will operate as follows. Once a purchase order has been placed with the Distributor, the Distributor will inform the Adviser and the Custodian. The Custodian will then inform the
appropriate sub-custodians. The Authorized Participant will
deliver to the appropriate sub-custodians, on behalf of itself or the beneficial owner on whose behalf it is acting, the
relevant Deposit Instruments (or the cash value of all or a part of such instruments, in the case of a permitted cash purchase or ?cash in lieu? amount), with any appropriate adjustments as determined by the Fund. Deposit Instruments must be delivered to the accounts maintained at the applicable sub-custodians. All sub-custodians will comply with Rule 17f-5 under the 1940 Act.
The instruments and the number of the Deposit Instruments
required for the Creation Deposit for each Fund will change as the Portfolio Instruments change and are rebalanced from time to time by the Adviser in light of the investment objective of such Fund.
                  3.	Rejection of Creation Unit Purchase Orders.
      As noted above, the Fund and/or Distributor may reject any order to purchase Creation Units that is not submitted in proper form. A Fund may reject a purchase order transmitted to it by the Distributor, for example, if:
      (1) the purchaser or group of related purchasers, upon obtaining the Creation Units, would own eighty percent (80%) or more of the outstanding Shares of such Fund;
      (2) the acceptance of the Creation Deposit would have
certain adverse tax consequences, such as causing the Fund to no longer meet the requirements of a RIC under the Code;
      (3) the acceptance of the Creation Deposit would, in the opinion of the Trust, be unlawful, as in the case of a purchaser who is banned from trading in securities;
      (4) the acceptance of the Creation Deposit would otherwise, in the discretion of the Trust or the Adviser, have an adverse effect on the Trust or on the rights of beneficial owners; or
      (5) there exist circumstances outside the control of the
Fund that make it impossible to process purchases of Creation
Units for all practical purposes. Examples of such circumstances include: acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outages resulting in telephone, facsimile and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Funds, the Adviser, the transfer agent, the Custodian, the Distributor, DTC, NSCC or any other participant in the purchase process; and similar extraordinary events.
      The Distributor will issue or cause the issuance of confirmations of acceptance, and will be responsible for delivering a Prospectus to those persons purchasing Creation
Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it.
                  4.	Redemption.
      Just as Shares can be purchased from a Fund only in
Creation Units, such Shares similarly may be redeemed only if tendered in Creation Units (except in the event the Fund is liquidated). To redeem, an investor must accumulate enough
Shares to constitute a Creation Unit. Redemption requests must be placed by or through an Authorized Participant. As required by law, redemption requests in good order will receive the NAV next determined after the request is received. The Trust will have, pursuant to its organizational documents, the right to make redemption payments in respect of a Fund in all cash, in-
kind or a combination of both, provided the value of its
redemption payments on a Creation Unit basis equals the NAV
times the appropriate number of Shares of such Fund. Applicants currently contemplate that Creation Units of the Initial Fund will be redeemed principally in-kind (together with a balancing cash payment). Investors purchasing or redeeming Creation Units in All-Cash Payments will be required to use the DTC Process rather than the NSCC Process.
      Redemptions of Creation Units redeemed for an All-Cash Payment will occur through procedures that are analogous (in reverse) to those for purchases. All requests for redemption are subject to acceptance by the Trust and must be preceded or accompanied by an irrevocable commitment to deliver the requisite number of Shares of the relevant Fund, which delivery must be made to the Trust through, or outside, the NSCC Process, according to the procedures set forth in the Participant
Agreement. If a request for redemption is rejected by the Trust, which rejection would occur if the request does not comply with the procedures set forth in the Participant Agreement, the Trust will so notify the redeemer, which would have to re-submit the request in good order. Transmission of cash amounts, including the Transaction Fee, must be accomplished in a manner acceptable to the Trust and as specified in the Participant Agreement. An entity redeeming Shares in Creation Units outside the NSCC
Process or through an All-Cash Payment may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the NSCC Process.
      When using the DTC Process, an in-kind redemption involves delivery of Shares in Creation Units from the entity placing the request to the Fund corresponding with a delivery of the requisite amounts of each of the underlying Portfolio
Instruments from the Fund to the entity placing the redemption request. Because the DTC Process involves a non-automatic line-by-line position movement of the underlying Portfolio
Instruments and Shares, both the Fund and the entity placing the request will be required to reconcile delivery and receipt of the correct share amounts for the transfer of Shares and the corresponding transfer of each underlying Portfolio Instrument. Transmission of the Cash Amount and the Transaction Fee (which includes the processing, settlement and clearing costs associated with securities transfers) must be accomplished in a manner acceptable to the Fund, normally through a DTC cash transfer system. An entity redeeming Shares in Creation Units using the DTC Process may be required to pay a higher
Transaction Fee than would have been charged had the redemption been effected through the NSCC Process.
      For Global Funds, a redemption request will not be made through DTC. Creation Units of the Initial Fund and certain
Future Funds will be redeemed principally in kind, except in certain circumstances. However, each Fund has the right to make redemption payments in kind, in cash, or a combination of each, provided that the value of its redemption payments equals the
NAV of the Shares tendered for redemption. Each Fund may make redemptions in kind in lieu of cash by transferring one or more of its Portfolio Instruments to a redeeming investor if the Fund determines, in its discretion, that such alternative is warranted. The Adviser may adjust the Transaction Fee imposed on a redemption wholly or partly in cash to take into account any additional brokerage or other transaction costs incurred by the Fund.
      To the extent a Fund utilizes in-kind redemptions, Shares
in Creation Units will be redeemable on any Business Day for the Redemption Instruments. The Redemption Instruments received by a redeeming investor will generally be the same as the Deposit Instruments deposited by investors purchasing Creation Units on the same day. Depending on whether the net asset value of a Creation Unit is higher or lower than the market value of the Redemption Instruments, the redeemer of a Creation Unit will either receive from or pay to the Fund, a Cash Amount. The redeeming investor will also usually pay to the Fund a
Transaction Fee.
      The right to redeem Shares will not be suspended nor
payment upon redemption delayed, consistent with Section 22(e)
of the 1940 Act and Rule 22e-2 under the 1940 Act, except as subsequently provided in the request for relief from
Section 22(e) with respect to certain Global Funds.
                  5.	Pricing of Shares.
      The price of Shares will be based on a current bid/offer in the secondary market. The price of Shares of any Fund, like the price of all traded securities, is subject to factors such as supply and demand, as well as the current value of the Portfolio Instruments held by the Fund. Shares, available for purchase or sale on an intraday basis, do not have a fixed relationship to the previous day?s NAV or the current day?s NAV. Therefore,
prices on the Stock Exchange may be below, at or above the most recently calculated NAV of such Shares. No secondary sales will be made to Brokers at a concession by the Distributor or by a
Fund. Transactions involving the purchase or sale of Shares on the Stock Exchange will be subject to customary brokerage fees and charges.
      Applicants believe that the existence of a continuous
market for Shares, together with the publication by the Stock Exchange of the current market value of the sum of the Portfolio Instruments that were publicly disclosed prior to the commencement of trading in Shares on the Stock Exchange, will be key features of the Trust particularly attractive to certain types of investors.
F.	Dividends, Distributions and Taxes.
      Dividends from net investment income will be declared and paid at least annually by each Fund in the same manner as by other open-end investment companies. Certain of the Funds may pay dividends, if any, on a quarterly or more frequent basis. Dividends will be paid to beneficial owners of record in the manner described below. Distributions of realized capital gains, if any, generally will be declared and paid once a year but each Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Code, in all events in a manner consistent with the provisions of the 1940 Act.
Dividends and other distributions on Shares of each Fund will be distributed on a pro rata basis to beneficial owners of Shares. Dividend payments will be made through DTC and the DTC
Participants to beneficial owners of record with amounts
received from each Fund.
      Each Fund will make additional distributions to the extent necessary (i) to distribute the annual investment company taxable income of the Fund, plus any net capital gains, and
(ii) to avoid imposition of the excise tax imposed by
Section 4982 of the Code. The Board will reserve the right to declare special dividends if, in its reasonable discretion, such action is necessary or advisable to preserve the status of each Fund as a RIC or to avoid imposition of income or excise taxes on undistributed income.
G.	Shareholder Transaction and Operational Fees and
Expenses.
      No sales charges for purchases of Shares of any Fund will
be imposed by any Fund or the Adviser. Each Fund may charge a Transaction Fee, calculated and imposed as described above, in connection with purchase and redemption of Creation Units of its Shares. From time to time and for such periods as the Adviser in its sole discretion may determine, the Transaction Fee for the purchase or redemption of Shares of any Fund may be increased, decreased or otherwise modified, not to exceed amounts approved by the Board.
      All expenses incurred in the operation of the Funds will be borne by the Trust and allocated among the Initial Fund and any Future Funds, except to the extent specifically assumed by the Adviser or some other party.
H.	Dividend Reinvestment Service.
      The Funds will not make the DTC book entry Dividend Reinvestment Service available for use by beneficial owners for reinvestment of their cash proceeds. Brokers may, however, offer a dividend reinvestment service which uses dividends to purchase Shares on the secondary market at market value in which case brokerage commissions, if any, incurred in purchasing such
Shares will be an expense borne by the individual beneficial owners participating in such a service.
I.	Availability of Information.
      Applicants believe that a great deal of information will be available to prospective investors about the Funds. The Funds? website, which will be publicly available prior to the public offering of Shares, will include a form of the Prospectus for each Fund that may be downloaded. The website will include additional quantitative information updated on a daily basis, including, on a per Share basis for each Fund, the prior
Business Day?s NAV and the market closing price or mid-point of the bid/ask spread at the time of calculation of such NAV (the ?Bid/Ask Price?), and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.
On each Business Day, before commencement of trading in Shares on the Stock Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Instruments and other assets held by the Fund that will form the basis for the Fund?s calculation of NAV at the end of the Business Day. The website and information will be publicly available at no charge.
      Investors interested in a particular Fund can also obtain
its Prospectus, statement of additional information (?SAI?), Shareholder Reports, Form N-CSR and Form N-SAR, filed twice a year. The Prospectus, SAI and Shareholder Reports are available free upon request from the Trust, and those documents and the
Form N-CSR and Form N-SAR may be viewed on-screen or downloaded from the Commission?s website at http://www.sec.gov.
      In addition, because the Shares will be listed on a Stock Exchange, prospective investors will have access to information about the product over and above what is normally available about a security of an open-end investment company. Information regarding market price and volume is and will be continually available on a real-time basis throughout the day on Brokers? computer screens and other electronic services. The previous day?s closing price and trading volume information will be published daily in the financial section of newspapers. The
Stock Exchange will disseminate every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association an amount representing, on a per Share basis, the sum of the current value of the Portfolio Instruments that were publicly disclosed prior to the commencement of trading in
Shares on the Stock Exchange. The Funds are not involved in, or responsible for, the calculation or dissemination of any such amount and make no warranty as to its accuracy.
J.	Sales and Marketing Materials; Prospectus Disclosure.
      Applicants will take appropriate steps as may be necessary to avoid confusion in the public?s mind between a Fund and a conventional ?open-end investment company? or ?mutual fund.? Although the Trust will be classified and registered under the
1940 Act as an open-end management investment company, neither the Trust nor any Fund will be marketed or otherwise held out as a ?mutual fund,? in light of the features, described in this Application, that make each Fund significantly different from what the investing public associates with a conventional mutual fund. Instead, each Fund will be marketed as an ?actively-
managed exchange-traded fund.? No Fund marketing materials
(other than as required in the Prospectus) will reference an ?open-end fund? or ?mutual fund,? except to compare and contrast a Fund with conventional mutual funds. Further, in all marketing materials where the features or method of obtaining, buying or selling Shares traded on the Stock Exchange are described, there will be an appropriate statement or statements to the effect that Shares are not individually redeemable.
      Neither the Trust nor any of the Funds will be advertised
or marketed as open-end investment companies, i.e., as mutual funds, which offer individually redeemable securities. Any advertising material where features of obtaining, buying or selling Creation Units are described or where there is reference to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire Shares from a Fund and tender those Shares for redemption to a
Fund in Creation Units only.
K.	Third Party Broker Dealer Issues.
      Because Creation Units will be offered continuously to the public and, as such, new Shares may be created and issued on an ongoing basis, at any point during the life of a Fund, a ?distribution,? as such term is used in the Securities Act, may be occurring. Brokers and other persons may be cautioned that some activities on their part may, depending on the
circumstances, result in their being deemed participants in a distribution in a manner which could render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act.
      For example, a Broker firm and/or its client may be deemed a statutory underwriter if it takes Creation Units after placing an order with the Distributor, breaks them down into the constituent Shares and sells the Shares directly to customers, or if it chooses to couple the purchase of a supply of new
Shares with an active selling effort involving solicitation of secondary market demand for Shares. Of course, whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the Broker or its client in the particular case, and Brokers and their clients should understand that the examples mentioned above should not be considered a complete description of all the activities that could lead to a categorization as an underwriter.
II.	Funds of Actively-Managed Exchange-Traded Funds.
A.	The Investing Funds.
      As discussed above, the Investing Funds will be registered management investment companies and registered unit investment trusts that will enter into a participation agreement with any
Fund (?FOF Participation Agreement?) in which it seeks to invest in reliance on the requested order. The Investing Funds will not be part of the same group of investment companies as the Funds. Each Investing Trust will have a sponsor (?Sponsor?) and each Investing Management Company will have an investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act (?Investing Fund Advisor?) that does not control, is not controlled by or under common control with the Adviser. Each Investing Management Company may also have one or more investment advisers within the meaning of Section 2(a)(20)(B) of the 1940 Act (each, an ?Investing Fund Subadviser?). Each
Investing Fund Advisor and any Investing Fund Subadviser will be registered as an investment adviser under the Advisers Act.
B.	Proposed Transactions.
      Applicants propose that the Investing Funds be permitted to invest in the Funds (other than an FOF ETF) beyond the limitations in Sections 12(d)(1)(A) and (B) of the 1940 Act. Applicants also propose that the Investing Funds be permitted to effect certain transactions in Shares that would otherwise be prohibited by Section 17(a) of the 1940 Act.
C.	Fees and Expenses.
      Shares of the Funds will be sold by the Fund without sales loads. Investors, including Investing Funds, who buy and sell Shares through a Broker in secondary market transactions, may be charged customary brokerage commissions and charges. Applicants anticipate that most, if not all, transactions effected by Investing Funds pursuant to the requested order would be secondary market transactions. For transactions in Creation
Units, Transaction Fees are charged to offset transfer and other costs associated with the issuance and redemption of Creation Units. Investing Fund shareholders would indirectly pay their proportionate share of a Fund?s advisory fees and other operating expenses. As discussed below, certain conditions will apply to the fees and expenses charged by Investing Funds.
D.	Conditions and Disclosure Relating to Section 12(d)(1)
Relief.
      To ensure that the Investing Funds understand and comply
with the terms and conditions of the requested relief even
though the Investing Funds will not be part of the same group of investment companies as the Funds and will not have an Adviser as the Investing Fund Advisor or Sponsor, any Investing Fund
that intends to invest in a Fund in reliance on the requested order will be required to enter into a FOF Participation
Agreement with the Fund. The FOF Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the requested order and participate in the proposed
transaction in a manner that addresses concerns regarding the requested relief. The FOF Participation Agreement also will include an acknowledgment from the Investing Fund that it may rely on the order requested herein only to invest in the Funds and not in any other investment company.
III.	Request for Exemptive Relief and Legal Analysis.
       	Applicants request a Commission order under
Section 6(c) of the 1940 Act, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-
1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940
Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and (B) of the 1940
Act.  The relief requested under Section 6(c) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act and certain of the relief requested under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act is referred to herein as the ?Actively Managed Exchange-Traded Fund Relief.? The relief requested under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and (B) of the 1940 Act and the remainder of the relief requested under Sections 6(c) and 17(b) of the 1940 Act from Sections 17(a)(1)
and 17(a)(2) of the 1940 Act is referred to herein as the
?Section 12(d)(1) Relief.?
      Section 6(c) of the 1940 Act provides that the Commission
may exempt any person, security, or transaction, or any class of persons, securities, or transactions from any provisions of the 1940 Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.
A.	Sections 2(a)(32) and 5(a)(1) of the 1940 Act.
      Section 5(a)(1) of the 1940 Act defines an ?open-end
company? as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the 1940 Act defines a
redeemable security as any security, other than short-term
paper, under the terms of which the holder, upon its
presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer?s current net assets, or the cash equivalent. Because Shares will not be individually redeemable, a possible question arises as to whether the definitional requirements of a ?redeemable security? or an ?open-end company? under the 1940 Act would be met if such
Shares are viewed as non-redeemable securities. In light of this possible analysis, Applicants request an order under
Section 6(c) granting an exemption from Sections 5(a)(1) and 2(a)(32) that would permit the Trust to register as an open-end management investment company and redeem Shares in Creation
Units only.
      Investors may purchase Shares in Creation Units from each Fund. Creation Units are always redeemable in accordance with the provisions of the 1940 Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption. Moreover, listing on the Stock Exchange will afford all holders of Shares the ability to buy and sell Shares throughout the day in the secondary market. Because the market price of Creation Units will be disciplined by arbitrage opportunities, investors should be able to sell Shares in the secondary market at prices that do not vary substantially from their NAV.
      Applicants believe that the Funds will not present any new issues with respect to the exemptions which allow for current index-based and actively managed ETFs to redeem their shares only in Creation Units. While Applicants recognize that the potential for more significant deviations between a security?s Bid/Ask Price and NAV exists with actively managed ETFs, that is not the case here since each Fund?s portfolio holdings will be fully transparent. As noted above, each Fund intends to disclose daily on its website on each Business Day, before commencement of trading of Shares on the Stock Exchange, the identities and quantities of the Portfolio Instruments and other assets held by the Fund that will form the basis for the Fund?s calculation of
NAV at the end of the Business Day. Since market participants will be aware, at all times, of each Fund?s Portfolio
Instruments and other assets which form the basis for its NAV calculation, the risk of significant deviations between NAV and market price is similar to that which exists in the case of other index-based and actively managed ETFs. Further, as
mentioned herein, Applicants believe that the current disclosure requirements are sufficient to safeguard against investor confusion. Thus, Applicants believe that a Fund issuing Shares as proposed is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.
B.	Section 22(d) of the 1940 Act and Rule 22c-1 Under the
1940 Act.
      Section 22(d) of the 1940 Act, among other things,
prohibits a dealer from selling a redeemable security that is being currently offered to the public by or through a principal underwriter, except at a current public offering price described in the prospectus. Rule 22c-1 under the 1940 Act generally
requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on the NAV next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.
      Secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in the Prospectus, and not at a price based on NAV. Shares of each Fund will be listed on the Stock Exchange. The Shares will trade on and away from the Stock Exchange  at all times on the basis of current bid/ask prices. Thus, purchases and sales of Shares in the secondary market will not comply with Section 22(d) and
Rule 22c-1. Applicants request an exemption under Section 6(c)
from Section 22(d) and Rule 22c-1 to permit the Shares to trade at negotiated prices.
      The concerns sought to be addressed by Section 22(d) and
Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing Shares. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been designed to
(i) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (ii) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices, and (iii) assure an orderly distribution of investment company shares by eliminating price competition from Brokers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.
      Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices. Secondary market trading in Shares does not involve the Funds as parties and cannot result in dilution of an investment in Shares. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, not as a result of unjust or discriminatory manipulation. In this factual setting, Applicants do not believe that the portfolios could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others. Accordingly, Applicants believe that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers. Applicants contend that the proposed distribution system also will be orderly. Anyone may sell or acquire Shares by purchasing them on a Stock
Exchange or by creating or redeeming a Creation Unit. Therefore, no dealer should have an advantage over another Broker in the sale of Shares.
      In addition, as described above, Applicants believe that in light of the fact that the Funds will be fully transparent, arbitrage activity should ensure that differences between NAV and market prices remain low. Furthermore, Applicants believe that the ability to execute a transaction in Shares at an
intraday trading price will be a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of conventional mutual funds. This feature would be fully disclosed to investors, and the investors would trade in Shares in reliance on the efficiency of the market.
      Applicants also believe that the Funds will not present any new issues with respect to the exemptions which allow ETF shares to trade at negotiated prices. With proper disclosure to all parties, the Funds do not create any new potential for discrimination or preferential treatment among investors purchasing and selling Shares in the secondary market and those purchasing and redeeming Creation Units. Applicants, therefore, believe that buying and selling Shares at negotiated prices is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.
C.	Section 22(e) of the 1940 Act.
      Applicants seek an order of the Commission under
Section 6(c) granting an exemption from the seven-day redemption delivery requirement of Section 22(e) of the 1940 Act for certain Global Funds under the circumstances described below.
      Section 22(e) provides that, except under circumstances not relevant to this request:
      No registered company shall suspend the right of
redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for
redemption?
      Applicants observe that the settlement of redemptions of Creation Units of the Global Funds is contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles present in foreign markets in which those Funds invest. Applicants have been advised that, under certain circumstances, the delivery cycles for transferring Portfolio Instruments to redeeming investors, coupled with local market holiday schedules, will require a delivery process of up to twelve (12) calendar days, rather than the seven (7) calendar days required by Section 22(e). Applicants therefore request relief from Section 22(e) in order to provide payment or satisfaction of redemptions within the maximum number of calendar days required for such payment or satisfaction in the principal local markets where transactions in the Portfolio Instruments of each Global Fund customarily clear and settle, but in all cases no later than twelve (12) days following the tender of a Creation Unit. With respect to Future Funds that are Global Funds, Applicants seek the same relief from Section 22(e) only to the extent that circumstances exist similar to those described herein. A redemption delivery may be delayed due to the proclamation of new or special holidays, the treatment by market participants of certain days as ?informal holidays?
(e.g., days on which no or limited securities transactions
occur, as a result of substantially shortened trading hours), the elimination of existing holidays or changes in local
securities delivery practices, could affect the information set forth herein at some time in the future. The SAI will identify those instances in a given year where, due to local holidays, more than seven days will be needed to deliver redemption
proceeds and will list such holidays.
      The SAI will disclose those local holidays (over the period of at least one year following the date thereof), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days needed to deliver the proceeds for each affected Global Fund. Except as disclosed in the SAI for any Future Fund for analogous dates in subsequent years, deliveries of redemption proceeds for Global Funds are expected to be made within seven (7) days.
      Applicants submit that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants propose that allowing redemption payments for Creation Units of a Fund to be made within a maximum of twelve (12) calendar days would not be inconsistent with the spirit and intent of Section 22(e). Applicants suggest that a redemption payment occurring within twelve (12) calendar days following a redemption request would adequately afford investor protection.
      Applicants desire to incorporate the creation and
redemption mechanism for Creation Units of each Fund as much as possible into the processing and settlement cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Instruments of a given Fund.
Currently, Applicants believe that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction. Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to
institutional participants, and thereby promote the liquidity of Shares in the secondary market with benefits to all holders thereof. As noted above, Applicants may utilize in-kind redemptions (although, as noted above, cash redemptions, subject to a potentially higher redemption Transaction Fee, may be
required in respect of certain Funds). Applicants are not
seeking relief from Section 22(e) with respect to Global Funds that do not effect creations or redemptions in-kind.
      If the requested relief is granted, Applicants intend to disclose in the SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days, up to a maximum of twelve (12) days, following the date on which a request for redemption in proper form is made. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. Applicants assert that the request for relief from the strict seven day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c).
Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the 1940 Act. Applicants note that exemptive relief from Section 22(e) substantially identical to the relief sought in this Application has been granted
previously.
      On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Accordingly, Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) in respect of
Section 22(e) with respect to the affected Global Funds.
D.	Sections 17(a)(1) and 17(a)(2).
      Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act pursuant to Sections 6(c) and 17(b) of the 1940 Act to allow certain affiliated persons to effectuate purchases and redemptions of Creation Units in-kind.
      Unless the Commission, upon application pursuant to
Section 17(b) of the 1940 Act, grants an exemption from the provisions of Section 17(a), Section 17(a)(1) of the 1940 Act, among other things, makes it unlawful for any affiliated person or promoter of or principal
underwriter for a registered investment company ... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal ? knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer,
(B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust ? by the depositor thereof.
      Section 17(a)(2) of the 1940 Act makes it unlawful
for any affiliated person or promoter of or principal
underwriter for a registered investment company ... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal? knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer).
      Each Fund may be deemed to be controlled by an Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other
registered investment company (or series thereof) advised by an Adviser (an ?Affiliated Fund?).
      An ?affiliated person? of a person, pursuant to
Section 2(a)(3)(A) of the 1940 Act, includes ?any person
directly or indirectly owning, controlling, or holding with the power to vote, 5 per centum or more of the outstanding voting securities of such other person? and pursuant to
Section 2(a)(3)(C) of the 1940 Act ?any person directly or indirectly controlling, controlled by, or under common control with, such other person.?
      Section 2(a)(9) of the 1940 Act defines ?control? as
?the power to exercise a controlling influence over the
management or policies of a company, unless such power is solely the result of an official position with such company. Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company.
      Section 17(b) provides that the Commission will grant an exemption from the provisions of Section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the 1940 Act.
      Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and because there may be a number of transactions by persons who may be deemed to be either first-tier or second-tier affiliates, Applicants are also requesting an exemption under Section 6(c) of the 1940 Act as well. See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295
(1945).
      There exists a possibility that, with respect to one or
more Funds and the Trust, a large institutional investor could own more than 5% of a Fund or the Trust, or in excess of 25% of the outstanding Shares of a Fund or the Trust, making that
investor a first-tier affiliate of the Fund or Trust under
Section 2(a)(3)(A) or Section 2(a)(3)(C) of the 1940 Act. In addition, there exists a possibility that, with respect to other registered investment companies (or series thereof) managed by an Adviser, a large institutional investor could own 5% or more of, or in excess of 25% of the outstanding shares of such other registered investment companies (or series thereof), resulting in that investor being deemed to be a second-tier affiliate of a Fund. For so long as such an investor was deemed to be an affiliate, Section 17(a)(1) could be read to prohibit such person from depositing the Creation Deposit with a Fund in
return for a Creation Unit (an in-kind purchase). Likewise,
Section 17(a)(2) could be read to prohibit the investor from entering into an in-kind redemption with a Fund. Applicants request an exemption to permit persons that are affiliated
persons or second-tier affiliates of the Funds solely by virtue of (1) holding 5% or more, or in excess of 25% of the
outstanding Shares of one or more Funds; (2) having an
affiliation with a person with an ownership interest described in (1); or (3) holding 5% or more, or more than 25% of the
Shares of one or more Affiliated Funds, to effectuate purchases and redemptions in-kind.
      Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Units. Both the deposit procedures for in-kind purchases of Creation Units and the redemption procedures for in-kind redemptions will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number. There will be no discrimination between purchasers or redeemers.
      Absent the unusual circumstances discussed previously in
the Application, the Deposit Instruments and Redemption
Instruments available for a Fund will be the same for all
purchases and redeemers, respectively, and will correspond pro rata to the Fund?s portfolio instruments, as described above. Deposit Instruments and Redemption Instruments will be valued in the same manner as those Portfolio Instruments currently held by the relevant Funds, and the valuation of the Deposit Instruments and Redemption Instruments will be made in the same manner, regardless of the identity of the purchaser or redeemer.
      Any consideration paid by the types of affiliated persons listed above for the purchase or redemption, including in-kind purchases and in-kind redemptions, of Shares directly from a
Fund will be based on the NAV of such Fund in accordance with the Fund?s policies and procedures.
      Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with the Funds? objectives and with the general purposes of the 1940 Act. Applicants believe that in-kind purchases and redemptions will be made on terms reasonable to a Fund and any affiliated persons because they will be valued pursuant to verifiable objective standards. The method of valuing Portfolio Instruments held by a Fund is the same as that used for calculating the value of in-kind purchases or redemptions and, therefore, creates no opportunity for
affiliated persons or the Applicants to effect a transaction detrimental to the other holders of Shares of that Fund.
Similarly, Applicants submit that, by using the same standards for valuing securities held by a Fund as are used for
calculating the value of in-kind redemptions or purchases, the
Fund will ensure that its NAV will not be adversely affected by such securities transactions.
      For the reasons set forth above, Applicants believe that:
(i) with respect to the relief requested pursuant to
Section 17(b), the terms of the proposed transactions, including the consideration to be paid and received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policies of each registered investment company concerned, and that the proposed transactions are consistent with the general purposes of the 1940 Act, and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.
E.	Section 12(d)(1) of the 1940 Act.
      Section 12(d)(1)(A) of the 1940 Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5%
of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10%
of the total assets of the acquiring company.
Section 12(d)(1)(B) of the 1940 Act prohibits a registered open-end investment company, its principal underwriter and any Broker from selling the investment company?s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company?s voting stock, or if the sale will cause more than 10% of the acquired company?s voting stock to be owned by investment companies generally. Applicants request relief to permit Investing Funds to acquire Shares in excess of the limits in Section 12(d)(1)(A) of the
1940 Act and to permit the Funds, their principal underwriters and any Brokers to sell Shares to Investing Funds in excess of the limits in Section 12(d)(l)(B) of the 1940 Act.
Section 12(d)(1)(J) of the 1940 Act states that the Commission may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities, or transactions from any provision of Section 12(d)(1) to the extent that such exemption is consistent with the public interest and the protection of investors.
      Congress enacted Section 12(d)(1) (then Section 12(c)(1))
in 1940 to prevent one investment company from buying control of another investment company. In enacting Section 12(d)(1),
Congress sought to ensure that the acquiring investment company had no ?effective voice? in the other investment company. As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section?s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company.
      ?[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.?
      Congress tightened Section 12(d)(1)?s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies). These abuses included: (i) undue influence such as through the threat of large-scale redemptions of the acquired fund?s shares;
(ii) layering of fees and expenses (such as sales loads,
advisory fees and administrative costs); and (iii) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of
Investment Company Growth (the ?PPI Report?).
      Applicants propose a number of conditions designed to
address these concerns. Certain of Applicants? proposed
conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Applicants will take steps to ensure that the Investing Funds comply with any terms and conditions of the requested relief by requesting that a
Investing Fund enter into a FOF Participation Agreement as a condition precedent to investing in a Fund beyond the limits imposed by Section 12(d)(l)(A).
      The FOF Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the order.
Condition B.1 limits the ability of an Investing Fund?s Advisory Group or an Investing Fund?s Subadvisory Group (individually, or in the aggregate) (each defined below) to control a Fund within the meaning of Section 2(a)(9) of the 1940 Act. For purposes of this Application, an ?Investing Fund?s Advisory Group? is defined as the Investing Fund Advisor, or Sponsor, any person controlling, controlled by, or under common control with such Advisor or Sponsor, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or
3(c)(7) of the 1940 Act that is advised or sponsored by the Investing Fund Advisor, the Sponsor, or any person controlling, controlled by, or under common control with such Investing Fund Advisor or Sponsor.
      For purposes of this Application, an ?Investing Fund?s Subadvisory Group? is defined as any Investing Fund Subadviser, any person controlling, controlled by, or under common control with the Investing Fund Subadviser, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act (or portion of such investment company or issuer) advised or sponsored by the
Investing Fund Subadviser or any person controlling, controlled by or under common control with the Investing Fund Subadviser.
The condition does not apply to the Investing Fund?s Subadvisory Group with respect to a Fund for which the Investing Fund Subadviser or a person controlling, controlled by, or under common control with the Investing Fund Subadviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act.
      Condition B.2 prohibits Investing Funds and Investing Fund Affiliates from causing an investment by an Investing Fund in a Fund to influence the terms of services or transactions between a Investing Fund or a Investing Fund Affiliate and the Fund or
Fund Affiliate. ?Fund Affiliate? is defined as an investment adviser, promoter, or principal underwriter of a Fund and any person controlling, controlled by or under common control with any of these entities. ?Investing Fund Affiliate? is defined as the Investing Fund Advisor, Investing Fund Subadviser, Sponsor, promoter and principal underwriter of a Investing Fund, and any person controlling, controlled by or under common control with any of these entities.
       Conditions B.2, B.3, B.4, B.6, B.7, B.8 and B.9 are specifically designed to address the potential for an Investing Fund and certain affiliates of an Investing Fund (including Underwriting Affiliates) to exercise undue influence over a Fund and certain of its affiliates. For purposes of this Application, an ?Underwriting Affiliate? is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Investing Fund Advisor, Investing
Fund Subadviser, employee or Sponsor of the Investing Fund, or a person of which any such officer, director, member of an advisory board, Investing Fund Advisor or Investing Fund Subadviser, employee or Sponsor is an affiliated person. An Underwriting Affiliate does not include any person whose relationship to the Fund is covered by Section 10(f) of the 1940 Act. An offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an ?Affiliated
Underwriting.?
      A Fund may choose to reject any direct purchase of Creation Units by an Investing Fund. To the extent an Investing Fund purchases Shares in the secondary market, a Fund would still retain its ability to reject initial purchases of Shares made in reliance on the requested order by declining to enter into the
FOF Participation Agreement prior to any investment by an
Investing Fund in excess of the limits of Section 12(d)(1) (A).
A Fund would also retain its right to reject any initial
investment by an Investing Fund in excess of the limits in
Section 12(d)(1)(A) of the 1940 Act by declining to execute a
FOF Participation Agreement with an Investing Fund.
      With respect to concerns regarding layering of fees and expenses, Applicants propose several conditions.
      Under Condition B.10, before approving any advisory
contract under Section 15 of the 1940 Act, the board of
directors or trustees of any Investing Management Company, including a majority of the directors or trustees who are not ?interested persons? within the meaning of Section 2(a)(19) of the 1940 Act (?disinterested directors or trustees?), will be required to find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Investing Management
Company.
      In addition, Conditions B.5 and B.11 of the requested Order are designed to prevent unnecessary duplication or layering of sales charges and other costs.
      Under Condition B.5, an Investing Fund Advisor, trustee of an Investing Trust (?Trustee?) or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the 1940 Act) received from a Fund by the Investing Fund Advisor, Trustee or Sponsor or an affiliated person of the Investing Fund Advisor, Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Advisor, Trustee or Sponsor or its affiliated person by a Fund, in connection with the investment by the Investing Fund in the Fund. Condition B.5 also provides that any Investing Fund Subadviser will waive fees otherwise payable to the Investing Fund Subadviser, directly or indirectly, by the Investing Fund in an amount at least equal to any compensation received by the Investing Fund Subadviser, or an affiliated person of the Investing Fund Subadviser, other than any advisory fees paid to the Investing Fund Subadviser or its affiliated person by the Fund, in connection with any investment by the Investing Fund in the Fund made at the direction of the Investing Fund Subadviser. In the event that the Investing Fund Subadviser waives fees, the benefit of the waiver will be passed through to the Investing Fund. Condition
B.11 prevents any sales charges or service fees on shares of an Investing Fund from exceeding the limits applicable to a fund of funds set forth in NASD Conduct Rule 2830.
      The FOF Participation Agreement will include an acknowledgment from the Investing Fund that it may rely on the requested order only to invest in the Funds and not in any other investment company. No Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or
3(c)(7) of the 1940 Act in excess of the limits contained in
Section 12(d)(1)(A) of the 1940 Act, except to the extent
permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes. Thus, in keeping with the PPI Report?s concern with overly complex structures, the requested order will not create or give rise to circumstances enabling an Investing Fund to invest in excess of the limits of
Section 12(d)(l)(A) in a Fund which is in turn able to invest in another investment company in excess of such limits. In addition to avoiding excess complexity, the fact that the Funds relying on the exemption from Section 12(d)(1) requested herein will not invest in any other investment company in excess of the limits of Section 12(d)(1)(A) mitigates concerns about layering of
fees.
F.	Sections 17(a), 17(b) and 6(c).
      Applicants seek relief from Section 17(a) pursuant to
Section 17(b) and Section 6(c) to permit a Fund, to the extent that the Fund is an affiliated person of an Investing Fund, to sell Shares to, and purchase Shares from, an Investing Fund and to engage in the accompanying in-kind transactions.
      Section 17(a) of the 1940 Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3)(B) of the 1940 Act defines an ?affiliated person? of another person to include any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person. An Investing Fund relying on the requested exemptive relief could own 5% or more of the outstanding voting securities of a Fund. In such cases, and for other reasons, the Fund could become an affiliated
person, or an affiliated person of an affiliated person of the Investing Fund, and direct, in-kind sales and redemptions of its Shares with an Investing Fund could be prohibited. Applicants anticipate that there may be Investing Funds that are not part of the same group of investment companies as the Funds, but are subadvised by an Adviser. Applicants are not seeking relief from
Section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed to be an affiliated person, or an affiliated person of an affiliated person, of an Investing Fund because an investment adviser to the Funds is also an investment adviser to an Investing Fund.
      Section 17(b) of the 1940 Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by
Section 17(a) if it finds that:
i.	the terms of the proposed transaction, including the
consideration to be paid or received, are fair and
reasonable and do not involve overreaching on the part
of any person concerned;
ii.	the proposed transaction is consistent with the policy
of each registered investment company concerned; and
iii.	the proposed transaction is consistent with the
general purposes of the 1940 Act.
      The Commission has interpreted its authority under
Section 17(b) as extending only to a single transaction and not a series of transactions.
      Section 6(c) of the 1940 Act permits the Commission to
exempt any person or transactions from any provision of the 1940 Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the
1940 Act. Applicants expect that most Investing Funds will
purchase Shares in the secondary market and will not purchase Creation Units directly from a Fund.
      Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price,
purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by that person. For the reasons articulated in the legal analysis of Section 12(d)(1), above, Applicants submit that, with regard to Section 17(a), the proposed transactions are appropriate in the public interest, consistent with the protection of investors and do not involve overreaching.
      Applicants believe that an exemption is appropriate under Sections 17(b) and 6(c) because the proposed arrangement meets the standards in those sections. First, the terms of the
proposed arrangement are fair and reasonable and do not involve overreaching. Any consideration paid for the purchase or redemption of Shares directly from a Fund will be based on the
NAV of the Fund in accordance with policies and procedures set forth in the Fund?s registration statement. Further, absent the unusual circumstances discussed previously in the Application, the Deposit Instruments and Redemption Instruments available for a Fund will be the same for all purchases and redeemers, respectively, and will correspond pro rata to the Fund?s portfolio instruments, as described above.
      Second, the proposed transactions directly between Funds
and Investing Funds will be consistent with the policies of each Investing Fund. The purchase of Creation Units by an Investing
Fund will be accomplished in accordance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in the Investing Fund?s registration statement. The FOF Participation Agreement will require any Investing Fund that purchases Creation Units directly from a Fund to represent that the purchase of Creation Units from a Fund by an Investing Fund will be accomplished in compliance with the investment restrictions of the Investing
Fund and will be consistent with the investment policies set forth in the Investing Fund?s registration statement.
      Third, Applicants believe that the proposed transactions
are consistent with the general purposes of the 1940 Act. Applicants also believe that the requested exemptions are appropriate in the public interest. Shares offer Investing Funds a flexible investment tool that can be used for a variety of purposes. Applicants also submit that the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.
G.	Discussion of Precedent.
      The Actively Managed Exchange-Traded Fund Relief is substantially identical to the relief obtained in the SSgA
Order, Eaton Vance Order and PIMCO Order.
      The Section 12(d)(1) Relief is substantially identical to
the relief obtained in the Eaton Vance Order and PIMCO Order, and it is substantially similar to the relief obtained in the
SSgA Order.
IV.	Conditions.
A.	Actively-Managed Exchange-Traded Fund Relief.
      Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:
1.	As long as a Fund operates in reliance on the requested
order, the Shares of the Fund will be listed on a Stock
Exchange.
2.	Neither the Trust nor any Fund will be advertised or
marketed as an open-end investment company or a mutual
fund. Any advertising material that describes the
purchase or sale of Creation Units or refers to
redeemability will prominently disclose that the Shares
are not individually redeemable and that owners of the
Shares may acquire those Shares from the Fund and tender
those Shares for redemption to the Fund in Creation Units
only.
3.	The website for the Funds, which is and will be publicly
accessible at no charge, will contain, on a per Share
basis, for each Fund the prior Business Day?s NAV and the
market closing price or Bid/Ask Price, and a calculation
of the premium or discount of the market closing price or
Bid/Ask Price against such NAV.
4.	On each Business Day, before commencement of trading in
Shares on the Stock Exchange, the Fund will disclose on
its website the identities and quantities of the
Portfolio Instruments and other assets held by the Fund
that will form the basis for the Fund?s calculation of
NAV at the end of the Business Day.
5.	The Adviser or any Subadviser, directly or indirectly,
will not cause any Authorized Participant (or any
investor on whose behalf an Authorized Participant may
transact with the Fund) to acquire any Deposit Instrument
for the Fund through a transaction in which the Fund
could not engage directly.
6.	The requested relief to permit ETF operations will expire
on the effective date of any Commission rule under the
1940 Act that provides relief permitting the operation of
actively managed exchange traded funds.
B.	Section 12(d)(1) Relief.
1.	The members of the Investing Fund?s Advisory Group will
not control (individually or in the aggregate) a Fund
within the meaning of Section 2(a)(9) of the 1940 Act.
The members of the Investing Fund?s Subadvisory Group
will not control (individually or in the aggregate) a
Fund within the meaning of Section 2(a)(9) of the 1940
Act. If, as a result of a decrease in the outstanding
voting securities of a Fund, the Investing Fund?s
Advisory Group or the Investing Fund?s Subadvisory Group,
each in the aggregate, becomes a holder of more than 25
percent of the outstanding voting securities of a Fund,
it will vote its Shares of the Fund in the same
proportion as the vote of all other holders of the Fund?s
Shares. This condition does not apply to the Investing
Fund?s Subadvisory Group with respect to a Fund for which
the Investing Fund Subadviser or a person controlling,
controlled by or under common control with the Investing
Fund Subadviser acts as the investment adviser within the
meaning of Section 2(a)(20)(A) of the 1940 Act.
2.	No Investing Fund or Investing Fund Affiliate will cause
any existing or potential investment by the Investing
Fund in a Fund to influence the terms of any services or transactions between the Investing Fund or an Investing
Fund Affiliate and the Fund or a Fund Affiliate.
3.	The board of directors or trustees of an Investing
Management Company, including a majority of the
disinterested directors or trustees, will adopt
procedures reasonably designed to assure that the
Investing Fund Advisor and any Investing Fund Subadviser
are conducting the investment program of the Investing
Management Company without taking into account any
consideration received by the Investing Management
Company or an Investing Fund Affiliate from a Fund or a
Fund Affiliate in connection with any services or
transactions.
4.	Once an investment by an Investing Fund in the Shares of
a Fund exceeds the limit in Section l2(d)(1)(A)(i) of the
1940 Act, the Board of a Fund, including a majority of
the disinterested Board members, will determine that any consideration paid by the Fund to the Investing Fund or an Investing Fund Affiliate in connection with any
services or transactions: (i) is fair and reasonable in
relation to the nature and quality of the services and
benefits received by the Fund; (ii) is within the range
of consideration that the Fund would be required to pay
to another unaffiliated entity in connection with the
same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or
under common control with such investment advisor(s).
5.	The Investing Fund Advisor, or Trustee or Sponsor, as
applicable, will waive fees otherwise payable to it by
the Investing Fund in an amount at least equal to any
compensation (including fees received pursuant to any
plan adopted by a Fund under Rule 12b-l under the 1940
Act) received from a Fund by the Investing Fund Advisor,
or Trustee or Sponsor, or an affiliated person of the
Investing Fund Advisor, or Trustee or Sponsor, other than
any advisory fees paid to the Investing Fund Advisor, or
Trustee or Sponsor, or its affiliated person by the Fund,
in connection with the investment by the Investing Fund
in the Fund. Any Investing Fund Subadviser will waive
fees otherwise payable to the Investing Fund Subadviser,
directly or indirectly, by the Investing Management
Company in an amount at least equal to any compensation
received from a Fund by the Investing Fund Subadviser, or
an affiliated person of the Investing Fund Subadviser,
other than any advisory fees paid to the Investing Fund
Subadviser or its affiliated person by the Fund, in
connection with the investment by the Investing
Management Company in the Fund made at the direction of
the Investing Fund Subadviser. In the event that the
Investing Fund Subadviser waives fees, the benefit of the
waiver will be passed through to the Investing Management
Company.
6.	No Investing Fund or Investing Fund Affiliate (except to
the extent it is acting in its capacity as an investment
adviser to a Fund) will cause a Fund to purchase a
security in an Affiliated Underwriting.
7.	The Board of a Fund, including a majority of the
disinterested Board members, will adopt procedures
reasonably designed to monitor any purchases of
securities by the Fund in an Affiliated Underwriting,
once an investment by an Investing Fund in the securities
of the Fund exceeds the limit of
Section 12(d)(1)(A)(i) of the 1940 Act, including any
purchases made directly from an Underwriting Affiliate.
The Board will review these purchases periodically, but
no less frequently than annually, to determine whether
the purchases were influenced by the investment by the
Investing Fund in the Fund. The Board will consider,
among other things: (i) whether the purchases were
consistent with the investment objectives and policies of
the Fund; (ii) how the performance of securities
purchased in an Affiliated Underwriting compares to the
performance of comparable securities purchased during a
comparable period of time in underwritings other than
Affiliated Underwritings or to a benchmark such as a
comparable market index; and (iii) whether the amount of
securities purchased by the Fund in Affiliated
Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions
based on its review, including, if appropriate, the
institution of procedures designed to assure that
purchases of securities in Affiliated Underwritings are
in the best interest of shareholders.
8.	Each Fund will maintain and preserve permanently in an
easily accessible place a written copy of the procedures
described in the preceding condition, and any
modifications to such procedures, and will maintain and
preserve for a period of not less than six years from the
end of the fiscal year in which any purchase in an
Affiliated Underwriting occurred, the first two years in
an easily accessible place, a written record of each
purchase of securities in Affiliated Underwritings once
an investment by an Investing Fund in the securities of
the Fund exceeds the limit of Section 12(d)(1)(A)(i) of
the 1940 Act, setting forth from whom the securities were
acquired, the identity of the underwriting syndicate?s
members, the terms of the purchase, and the information
or materials upon which the Board?s determinations were
made.
9.	Before investing in a Fund in excess of the limits in
Section 12(d)(1)(A), an Investing Fund will execute a FOF Participation Agreement with the Fund stating that their respective boards of directors or trustees and their
investment advisers, or Trustee and Sponsor, as
applicable, understand the terms and conditions of the
order, and agree to fulfill their responsibilities under
the order. At the time of its investment in shares of a
Fund in excess of the limit in Section 12(d)(1)(A)(i), an
Investing Fund will notify the Fund of the investment. At
such time, the Investing Fund will also transmit to the
Fund a list of the names of each Investing Fund Affiliate
and Underwriting Affiliate. The Investing Fund will
notify the Fund of any changes to the list as soon as
reasonably practicable after a change occurs. The Fund
and the Investing Fund will maintain and preserve a copy
of the order, the FOF Participation Agreement, and the
list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible
place.
10.	Before approving any advisory contract under
Section 15 of the 1940 Act, the board of directors or
trustees of each Investing Management Company, including
a majority of the disinterested directors or trustees,
will find that the advisory fees charged under such
contract are based on services provided that will be in
addition to, rather than duplicative of, the services
provided under the advisory contract(s) of any Fund in
which the Investing Management Company may invest. These
findings and their basis will be recorded fully in the
minute books of the appropriate Investing Management
Company.
11.	Any sales charges and/or service fees charged with
respect to shares of an Investing Fund will not exceed
the limits applicable to a fund of funds as set forth in
NASD Conduct Rule 2830.
12.	No Fund relying on this Section 12(d)(1) relief will
acquire securities of any investment company or company
relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in
excess of the limits contained in Section 12(d)(1)(A) of
the 1940 Act, except to the extent permitted by exemptive
relief from the Commission permitting the Fund to
purchase shares of other investment companies for short-
term cash management purposes.
V.	Procedural Matters.
      Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their addresses are as indicated on the first page of this Application. Applicants further state that all written or oral communications concerning this Application should be directed to:
      [TBD]
      Applicants file this Application in accordance with Rule 0-
2 under the 1940 Act, and state that their address is printed on the Application?s facing page, and that they request that all written communications concerning the Application be directed to the person and address printed on the Application?s facing page. Also, Applicants have attached the required verifications.
      In accordance with Rule 0-5 under the 1940 Act, Applicants request that the Commission issue the requested Order without holding a hearing.
      Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue an Order under Sections 6(c), 17(b) and 12(d)(1)(J) of the 1940 Act granting the Relief requested by this Application.



Dated: _______, 2013


      Empiritrage, LLC

      By: ___________________
      Name: Wesley R. Gray
      Title: Executive Managing Member

      Empiritrage ETF Trust

      By: ___________________
      Name: Wesley R. Gray
      Title: Trustee


VERIFICATION
      In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached Application for an order for and on behalf of Empiritrage, LLC; that he is Executive Managing Member of such company; and that all actions taken by the members and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.
      Empiritrage, LLC
      By: ___________________
      Name: Wesley R. Gray
      Title: Executive Managing Member
      Dated: ___________, 2013
      In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached Application for an order for and on behalf of Empiritrage ETF Trust; that he is the initial trustee of such company; and that all actions taken by the persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.
      By: ___________________
      Name: Wesley R. Gray
      Title: Trustee
      Dated: ___________, 2013
RESOLUTIONS
      RESOLVED, that Empiritirage ETF Trust be, and it hereby is, authorized to prepare and file with the U.S. Securities and Exchange Commission an application for an exemptive order (?Order?), and any and all amendments thereto, pursuant to
Section 6(c) of the Investment Company Act of 1940, granting an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, pursuant to Sections 6(c) and 17(b) of the Act from Section 17(a) of the Act and pursuant to Section 12(d)(1)(J) of the Act from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act; and it is further
      RESOLVED, that Empiritrage ETF Trust ratify any and all actions previously taken in connection with the preparation and filing with the U.S. Securities and Exchange Commission of an application for the Order, and any and all amendments thereto, pursuant to Section 6(c) of the Investment Company Act of 1940, granting an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, pursuant to Sections 6(c) and 17(b) of the Act from Section 17(a) of the Act and pursuant to Section 12(d)(1)(J) of the Act from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act; and it is further
      RESOLVED, that Empiritrage ETF Trust be, and it hereby is, authorized to take any and all other actions as are reasonable or necessary to obtain the Order.



              See, e.g., In the Matter of Eaton Vance Management, et al., Investment Company Act Release Nos. 29620 (Mar. 30, 2011) (order) and 29591 (Mar. 1, 2011) (notice) (?Eaton Vance Order?), and In the Matter of Pacific Investment Management Company, LLC et al., Investment Company Act Release Nos. 28949 (Nov. 10, 2009) (order) and 28993 (Oct. 20, 2009) (notice)
(?PIMCO Order?).

             In no case, however, will a Future Fund that is an FOF ETF rely on the exemption from Section 12(d)(1) being requested in this Application.

             Each Fund will comply with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan.
13, 2009).

             The term ?Board? includes any board of directors or trustees of a Future Fund, if different.
             Depositary Receipts include American Depositary Receipts (?ADRs?) and Global Depositary Receipts (?GDRs?). With respect to
ADRs, the depositary is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer. The ADR is registered under the Securities Act of 1933 (?Securities Act?), on Form F-6. ADR trades occur either on a Stock Exchange or off-exchange.
The Financial Industry Regulatory Authority (?FINRA?) Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis. With respect to GDRs, the depositary may be foreign or a U.S., entity, and the underlying securities may have a foreign or a U.S.
issuer. All GDRs are sponsored and trade on a foreign exchange. No affiliated persons of Applicants will serve as the depositary bank for any Depositary Receipts held by a Fund.

              The identified parties may, of course, act in these capacities if permitted to do so by a Commission rule or exemptive order, or by a no-action letter issued by the SEC staff.

             Unlike on other Stock Exchanges where a Specialist may oversee trading in shares, on NASDAQ numerous Market Makers buy and sell
Shares for their own accounts on a regular basis. Accordingly, if Shares are listed on NASDAQ, no Specialist will be contractually obligated to make a market in Shares. Rather, under NASDAQ?s listing requirements, two or more Market Makers will be registered in Shares and required to make a continuous, two-sided market or face regulatory sanctions. Applicants do not believe that any characteristics of a NASDAQ listing would cause Shares to operate or trade differently than if they were listed on another Stock Exchange.

             In determining whether a particular Fund will be selling or redeeming Creation Units on a cash or in-kind basis, the key consideration will be the benefit which would accrue to Fund investors. In some cases, particularly to the extent the Deposit Instruments are less liquid, investors may benefit by the use of all cash creations because the Adviser would execute trades rather than Market Makers. The Adviser may be able to obtain better execution in certain transactions. Purchases of Creation Units either on an all cash basis or in-kind are expected to be neutral to the Funds from a tax perspective. With respect to redemptions, tax considerations may warrant in-kind redemptions which do not result in a taxable event for the Fund. In contrast, cash redemptions typically require selling
Portfolio Instruments which may result in adverse tax consequences for the remaining Fund shareholders and which would not have occurred if the redemption had been made on an in-kind basis.
             If the market value of the Deposit Instruments is greater than the net asset value of a Creation Unit, then the Cash Amount will be a negative number, in which case the Cash Amount will be paid by the Fund to the purchaser, rather than vice-versa.

             The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act. To the extent in-kind purchases and redemptions are utilized, the Deposit Instruments and Redemption Instruments will correspond pro rata to the Fund portfolio. There may be minor differences between a basket of Deposit Instruments or Redemption Instruments and a true pro rata slice of a Fund?s portfolio solely when, in the case of equity securities, rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots. A tradeable round lot for an equity security will be the standard unit of trading in that particular type of security in its primary market.

             Applicants note that Shares of the Funds typically will trade and settle on a trade date plus three business days (?T+3?) basis. As with other investment companies, the 1940 Act requires the Funds to calculate NAV based on the current market value of Portfolio
Instruments, and does not permit the Funds to reflect in NAV interest and coupon payments not due and payable. Therefore, to the extent that Shares of the fixed income funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T+3 settlement date, Applicants anticipate that such Shares may trade in the secondary market at a slight premium to NAV that reflects these interest and coupon payments. Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Funds. The Specialists, Market Makers and other institutional investors who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities.

             In all cases, the Transaction Fee will be limited in accordance with the requirements of the Commission applicable to open-end management investment companies offering redeemable securities.
             Where a Fund permits an in-kind purchaser to deposit cash in lieu of depositing one or more Deposit Instruments, the purchaser may be assessed a higher Transaction Fee to offset the transaction cost to the Fund of buying those particular Deposit Instruments.

             The estimated All-Cash Payment will be based on the Fund?s NAV at the close of business on the prior Business Day.
             Pursuant to Rule 206(4)-7 under the Advisers Act, the Adviser and any Subadviser or any other investment adviser to a Fund have or, prior to acting as investment adviser to a Fund, will have adopted written policies and procedures designed to prevent violations of the Advisers Act and the rules thereunder. The Adviser and any Subadviser or any other investment adviser to a Fund have also adopted or will adopt policies and procedures as required under Section 204A of the Advisers Act, that, taking into account the nature of their business, are reasonably designed to prevent and detect the misuse of material nonpublic information in violation of the Advisers Act, Exchange Act and the rules thereunder by such investment adviser or any person associated with such investment adviser (its ?Inside Information
Policy?). In addition, like the Adviser, Subadvisers, and any other investment advisers, any Distributor has adopted or will adopt a Code of Ethics as required by Rule 17j-1 under the 1940 Act that contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited by the Rule. In accordance with the Code of Ethics and Inside Information
Policy of the Adviser, Subadvisers, or any other investment adviser to a Fund, personnel of those entities with knowledge about the composition of a Creation Deposit will be prohibited from disclosing such information to any other person, except as authorized in the course of their employment, until such information is made public.

             The Bid/Ask Price of a Fund is determined using the highest bid and the lowest offer on the Stock Exchange as of the time of calculation of such Fund?s NAV. The records relating to Bid/Ask Prices will be retained by the Funds or their service providers.
             Under accounting procedures followed by the Funds, trades made on the prior Business Day (?T?) will be booked and reflected in NAV on the current Business Day (?T+1?). Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business
Day.

             Consistent with Rule 19c-3 under the Exchange Act, Stock Exchange members are not required to effect transactions in Shares through the facilities of the Stock Exchange.

             Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations that it may otherwise have under Rule 15c6-1 under the Exchange Act. Rule 15c6-1 requires that most securities transactions be settled within three business days of the trade date.

             Applicants have been advised that previously unscheduled holidays are sometimes added to a country?s calendar, and existing holidays are sometimes moved, with little advance notice. Any such future changes could impact the analysis of the number of days necessary to satisfy a redemption request. For example, the following examples of short-notice holiday announcements: (i) on December 17, 1997, South Korea announced a special public holiday due to the presidential elections on December 18, 1997; (ii) on December 30, 1997, Thailand announced that the New Year?s Eve holiday on December 31, 1997 would be rescheduled to January 2, 1998; and
(iii) on January 22, 1998, Indonesia announced that the religious holiday on January 29 and January 30, 1998, marking the start of Lebaran, would include January 28, 1998.

             A typical ?informal holiday? includes a trading day in the relevant market that is immediately prior to a regularly scheduled holiday; early closures of the relevant market or of the offices of key market participants may occur with little advance notice. Any shortening of regular trading hours on such a day could impact the analysis of the number of days necessary to satisfy a redemption request.
              Applicants observe that the trend internationally in local securities delivery practices has been a reduction in each market?s standard settlement cycles (e.g., the U.S. markets? change to T+3 in 1995). It remains possible, if unlikely, that a particular market?s settlement cycles for securities transfers could be lengthened in the future.

             House Hearing, 76th Cong., 3d Sess., at 113 (1940).
             Hearing on S. 3580 Before the Subcomm. of the Comm. On Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).
             House Hearing, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).
             See H.R. Rep. No 91-1382, 91st Cong., 2d Sess., at 11 (1970).
              Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337,
89th Cong., 2d Sess., 311-324 (1966).

             Any references to NASD Conduct Rule 2830 include any successor or replacement rule to NASD Conduct Rule 2830 that may be adopted by FINRA.
             Applicants acknowledge that the receipt of compensation by
(a) an affiliated person of an Investing Fund, or an affiliated person of such person, for the purchase by the Investing Fund of Shares of a Fund or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to an Investing
Fund, may be prohibited by Section 17(e)(1) of the Act. The FOF Participation Agreement also will include this acknowledgment.

            To the extent that purchases and sales of Shares occur in the secondary market and not through principal transactions directly between an Investing Fund and a Fund, relief from section 17(a) would not be necessary. However, the requested relief would apply to direct sales of Shares in Creation Units by a Fund to an Investing Fund and redemptions of those Shares. The requested relief is intended to cover the in-kind transactions that may accompany such sales and redemptions.
             See SSgA Funds Management, Inc., et al., Investment Company Act Release Nos. 29524 (Dec. 13, 2010) (order) and 29499 (Nov. 17, 2010)
(notice) (?SSgA Order?), Eaton Vance Order supra note 1 and PIMCO
Order supra note 1.
             See Eaton Vance Order supra note 1 and PIMCO Order supra note
1.
             See SSgA Order supra note 31.













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